ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian D. McCabe (617) 951 7801 brian.mccabe@ropesgray.com

December 12, 2016

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Anu Dubey

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant”)

Dear Ms. Dubey:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on November 15, 2016 in connection with Post-Effective Amendment No. 81 to the above-referenced registration statement on Form N-1A, filed with the Commission on September 30, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), regarding Pax Large Cap Fund, Pax Core Bond Fund and Pax ESG Beta Dividend Fund (each, a “Fund” and together, the “Funds”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

PROSPECTUS

Pax Large Cap Fund

1. Comment. In April 2014, the Staff provided comments in connection with the registration statement filed for Pax World Funds Series Trust III, suggesting that the $10.00 wire redemption fee described in the Redemptions of Institutional Class or Individual Investor Class Shares section of the prospectus be disclosed in the Shareholder Fees table. The Registrant has thus disclosed such fee in the table under the line item “Wire Redemption Fee,” which is accompanied by the following explanatory footnote: “The Fund charges a fee of $10.00 for each wire redemption, subject to change without notice.” The Staff would like to clarify that such footnote is neither permitted nor required by Item 3 and General Instruction C.3.(b) of Form N-1A. Please consider omitting or moving the footnote to another section of the prospectus.

Response. In response to your comment, the referenced line item and accompanying footnote have been removed.

2. Comment. Please consider elaborating on the Pax Large Cap Fund’s environmental, social and governance (“ESG”) strategy in the Principal Investment Strategies section of the prospectus. Please also consider adding an ESG strategy risk factor to the Principal Risks section of the prospectus pursuant to Item 4 of Form N-1A.

Response. The Registrant believes that the Fund’s ESG strategy is both adequately disclosed in the Principal Investment Strategies section of the prospectus and consistent with the Registrant’s disclosure regarding its ESG themes for other Pax Funds. The Registrant notes that the prospectus includes a more detailed explanation of the Fund’s ESG criteria in the Sustainable Investing section of the prospectus. Further, the Registrant respectfully submits that a separate ESG risk factor is neither necessary nor appropriate. Sustainable investing, which combines rigorous financial analysis with equally rigorous ESG analysis in order to identify investments, is a principal investment strategy and style of management of the Fund. Any corresponding risk is captured under Management Risk in the Principal Risks section of the prospectus, which provides that the Fund is actively managed and also explains that the “investment techniques and decisions of the investment adviser and the Fund’s portfolio manager(s) may not produce the desired results.”

3. Comment. The Pax Large Cap Fund’s 80% policy makes reference to convertible securities. Please confirm whether such securities include contingent convertible securities. If so, specifically reference contingent convertible securities in the Fund’s Principal Investment Strategies discussion and include relevant risk disclosure.

Response. The Registrant confirms that investment in contingent convertible securities is not a principal investment strategy of the Fund.

4. Comment. Please confirm that only convertible securities “in the money” at the time of investment will be counted as equity securities for purposes of the Pax Large Cap Fund’s 80% policy.

Response. The Registrant confirms that a convertible security is only counted as an equity security for purposes of a Pax Fund’s 80% policy if the convertible security is “in the money” at the time of investment.

5. Comment. Please confirm that contingent convertible securities will not be counted as equity securities for purposes of the Pax Large Cap Fund’s 80% policy.

Response. The Registrant confirms that contingent convertible securities will not be counted as equity securities for purposes of the Fund’s 80% policy.

6. Comment. Please clarify whether the Pax Large Cap Fund will concentrate its investments in a particular sector or industry. Please disclose any specific sectors or industries in which the Fund intends to make concentrated investments in the Principal Investment Strategies section of the prospectus and disclose any associated risks in the Principal Risks section of the prospectus.

Response. The Fund does not presently intend to concentrate its investments in a particular sector or industry. In response to your comment, references to “concentrated positions” in the Principal Investment Strategies section of the prospectus and to “concentrates its investments” under Market Risk in the Principal Risks section prospectus have been revised, as follows:

Principal Investment Strategies
“The portfolio manager may overweight or underweight a specific sector and may take significant~~concentrated~~ positions, which could lead to increased volatility.”

Market Risk
“To the extent the Fund takes significant positions~~concentrates its investments~~ in one or more specific sectors, countries or regions, the Fund will be subject to the risks associated with such sector(s), country(ies) or region(s) to a greater extent than would be a more broadly diversified fund.”

7. Comment. The Pax Large Cap Fund’s Principal Investment Strategy discussion states as follows: “The [Fund] seeks to select equity securities using a ‘bottom-up’ approach with stock selection as the intended primary driver of return and long term factor exposures as a secondary source of return.” Please clarify the meaning of the phrase “long term factor exposure” in the referenced disclosure.

Response. In response to your comment, the referenced disclosure has been revised, as follows:

“The [Fund] seeks to select equity securities using a ‘bottom-up’ approach with stock selection as the intended primary driver of return and long term factor exposures as a secondary source of return, where ‘factors’ are investment characteristics that the Adviser believes explain the risk and return behavior of a particular security.”

8. Comment. The Pax Large Cap Fund’s Principal Investment Strategy discussion indicates that the Fund may utilize derivatives. If derivatives are counted for purposes of the Fund’s 80% policy, please confirm that they are valued based on market value rather than notional value.

Response. The Registrant confirms that, in monitoring the Fund’s compliance with its 80% policy, the Fund will consider derivatives investments using their market value.

9. Comment. If the Pax Large Cap Fund does not intend to concentrate its investments in a particular sector or industry, please consider using a word other than “concentrates” under Market Risk in the Principal Risks section of the prospectus.

Response. Please see the response to Comment 6 above.

10. Comment. The Pax Large Cap Fund’s Portfolio Turnover Risk under the Principal Risks section of the prospectus indicates that “frequent changes in the securities held by a Fund increases the Fund’s transaction costs and may result in adverse tax consequences.” Please confirm whether the Fund intends to engage in frequent trading as a principal investment strategy and, if so, include relevant disclosure.

Response. The Registrant respectfully submits that portfolio turnover may be a result of the Fund’s principal investment strategies, but is not itself a principal investment strategy, of the Fund. The Registrant also notes that the Fund is actively managed, and the adviser and portfolio managers’ investment techniques and decisions may not produce the desired results, as disclosed under Management Risk in the Principal Risks section of the prospectus. Accordingly, the Registrant believes that its Principal Investment Strategies discussion is sufficient.

Pax Core Bond Fund

11. Comment. The Pax Core Bond Fund’s investment objective is to seek income and conservation of principal. The explanatory footnote that accompanies the Fund’s investment objective states as follows, “Although the Core Bond Fund seeks conservation of principal, no assurance can be given that the Fund will achieve this objective, and an investment in the Fund involves the risk of loss.” Please consider moving the disclosure in the explanatory footnote to the Principal Risks section of the prospectus pursuant to Item 4(b) and General Instruction C.3.(b) of Form N-1A.

Response. The Registrant respectfully submits that the Principal Risks discussion already makes the point that “the investment techniques and decisions of the investment adviser and the Fund’s portfolio manager(s) may not produce the desired results” (see Management Risk) and “investors may lose money by investing in the Core Bond Fund” (see disclosure following summaries of principal risks). The Registrant believes that the explanatory footnote provides helpful information to shareholders, particularly given that a component of the Fund’s investment objective is conservation of principal.

12. Comment. Please consider elaborating on the Pax Core Bond Fund’s ESG strategy in the Principal Investment Strategies section of the prospectus. Please also consider adding an ESG strategy risk factor to the Principal Risks section of the prospectus pursuant to Item 4 of Form N-1A.

Response. Please see the response to Comment 2 above.

13. Comment. Given that the Pax Core Bond Fund has “bond” in its name, please consider revising the Fund’s 80% policy to state that the Fund will invest at least 80% of its net assets in “bonds” or “bonds, which include debt obligations” in accordance with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response. In response to your comment, the Fund’s 80% policy has been revised, as follows:

“Under normal market conditions, the Core Bond Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in bonds, which include debt obligations such as ~~debt obligations, including~~ mortgage-related securities, securities issued by the United States government or its agencies and instrumentalities, municipal bonds, corporate bonds and high-impact bonds across the spectrum of issuers that are, at the time of purchase, rated at least investment grade (rated BBB- or higher by Standard & Poor’s Ratings Group or Baa or higher by Moody’s Investors Service) or unrated and determined by the Adviser to be of comparable quality.

14. Comment. Please indicate supplementally whether the Pax Core Bond Fund imposes a limit on non-agency, commercial or residential mortgage-backed security investments.

Response. The Registrant confirms that the Fund currently intends to limit its investments in non-agency, commercial and residential mortgage-backed security investments to 5% of its total assets at the time of purchase. The Registrant also notes that, to the extent such purchases are made, it anticipates only purchasing highly liquid instruments.

15. Comment. Given that municipal bonds are referenced in the Pax Core Bond Fund’s Principal Investment Strategies discussion, please consider including corresponding risk disclosure in the Principal Risks section of the prospectus.

Response. Although municipal bonds are a type of debt obligation that would count towards the Fund’s 80% test if it were to acquire them, the Registrant does not currently expect to make sufficient investments in municipal bonds to warrant corresponding principal risk disclosure. Accordingly, the Registrant respectfully declines to make the requested change.

16. Comment. Please clarify the meaning of the term “high-impact bond” in the Pax Core Bond Fund’s Principal Investment Strategies section of the prospectus.

Response. In response to your comment, the disclosure has been revised, as follows:

“Under normal market conditions, the Core Bond Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in debt obligations, including mortgage-related securities, securities issued by the United States government or its agencies and instrumentalities, municipal bonds, corporate bonds and high-impact bonds (which provide financing to support solutions to global sustainability challenges) across the spectrum of issuers that are, at the time of purchase, rated at least investment grade (rated BBB- or higher by Standard & Poor’s Ratings Group or Baa or higher by Moody’s Investors Service) or unrated and determined by the Adviser to be of comparable quality.”

17. Comment. Please clarify whether the phrase “rated at least investment grade” in the Pax Core Bond Fund’s Principal Investment Strategies discussion is applicable to each of the referenced debt obligations or high-impact bonds only.

Response. In response to your comment, the disclosure has been revised, as follows:

“Under normal market conditions, the Core Bond Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in debt obligations, including mortgage-related securities, securities issued by the United States government or its agencies and instrumentalities, municipal bonds, corporate bonds and high-impact bonds across the spectrum of issuers that, each of which is, at the time of purchase, rated at least investment grade (rated BBB- or higher by Standard & Poor’s Ratings Group or Baa or higher by Moody’s Investors Service) or unrated and determined by the Adviser to be of comparable quality.”

18. Comment. The Pax Core Bond Fund’s Principal Investment Strategy discussion states as follows: “The Fund also may have a small allocation of higher-rated high yield bonds (rated B or higher by Standard & Poor’s Ratings or Moody’s Investors Service).” Please revise the disclosure to indicate that “high yield bonds” are also known as “junk bonds.”

Response. In response to your comment, the disclosure has been revised, as follows:

“The Fund also may have a small allocation of higher-rated high yield bonds, also commonly known as ‘junk bonds’ (rated B or higher by Standard & Poor’s Ratings or Moody’s Investors Service).”

19. Comment. Please clarify the meaning of the phrase “moderate deviation in duration from the broad market” in the Pax Core Bond Fund’s Principal Investment Strategies discussion.

Response. In response to your comment, the disclosure has been revised, as follows:

“Although the Fund is not constrained with respect to duration, it seeks to maintain an average duration within .50 years of the duration of the Bloomberg Barclays U.S. Aggregate Bond Index~~the Fund is normally intended to be managed with only moderate deviation in duration from the broad market.”~~

20. Comment. Under Interest Rate Risk in the Principal Risks section of the prospectus, please consider including an example of how changes in interest rates may impact the Pax Core Bond Fund’s performance.

Response. In response to your comment, Interest Rate Risk has been revised, as follows:

“The value of debt securities tends to decrease when nominal interest rates rise. Longer- duration securities tend to be more sensitive to interest rate changes, and thus more volatile, than shorter-duration securities. A period of rising interest rates may negatively affect the Fund’s performance. For example, if a debt security has a duration of four years, a 1% increase in interest rates could be expected to result in a 4% decrease in the value of the security.”

21. Comment. The Pax Core Bond Fund’s Principal Investment Strategy discussion indicates that the Fund may utilize derivatives. If derivatives are counted for purposes of the Fund’s 80% policy, please confirm that they are valued based on market value rather than notional value.

Response. The Registrant confirms that, in monitoring the Fund’s compliance with its 80% policy, the Fund will consider derivatives investments using their market value.

Pax ESG Beta Dividend Fund

22. Comment. The Pax ESG Beta Dividend Fund’s primary investment objective is to seek total return through dividend income and capital appreciation; a secondary objective is capital preservation. Please consider whether the Fund’s primary objective is consistent with its secondary objective.

Response. In response to your comment, the Fund’s investment objective has been revised, as follows:

“The ESG Beta Dividend Fund’s primary investment objective is income and capital appreciation. As a secondary objective and to the extent consistent with its primary investment objective, the ESG Beta Dividend Fund seeks capital preservation ~~is a secondary objective of the Fund~~.”

23. Comment. Please confirm supplementally that the Pax ESG Beta Dividend Fund’s management fee, which is described as a “unified fee,” is not composed of other fees, such as acquired fund fees and expenses (“AFFE”), that otherwise should be presented as a separate line item to the Annual Fund Operating Expenses table.

Response. The Registrant confirms that no other expenses, such as AFFE, that would otherwise be listed as a separate line item in the Annual Fund Operating Expenses table are included in the “unified” management fee. The Registrant respectfully notes that the description of the management fee as a unified fee is defined as “all of the operating costs and expenses of the Fund (other than taxes, charges of governmental agencies, interest, brokerage commissions incurred in connection with portfolio transactions, distribution and/or service fees payable under a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, acquired fund fees and expenses and extraordinary expenses), including accounting expenses, administrator, transfer agent and custodian fees, Fund legal fees and other expenses” (emphasis added).

24. Comment. Please confirm supplementally that AFFE will not exceed 1 basis point. If AFFE will exceed 1 basis point, please include AFFE as a line item to the fee table as required by Instruction 3(f) to Item 3 of Form N-1A.

Response. The Registrant confirms that AFFE are not expected to exceed 1 basis point.

25. Comment. Please consider elaborating on the Pax ESG Beta Dividend Fund’s ESG strategy in the Principal Investment Strategies section of the prospectus. Please also consider adding an ESG strategy risk factor to the Principal Risks section of the prospectus pursuant to Item 4 of Form N-1A.

Response. Please see the response to Comment 2 above.

26. Comment. In the Principal Investment Strategies section of the prospectus, please explain how the Pax ESG Beta Dividend Fund’s ESG strategy reflects the use of “beta,” as referenced in the Fund’s name.

Response. In response to your comment, the following disclosure has been added:

“‘ESG Beta’ is a term indicating that the Fund follows a ‘smart beta’ or factor strategy incorporating ESG along with financial factors in its investment approach. In this type of investing, a portfolio of securities is overweighted toward certain factors in an effort to enhance return and/or reduce risk.”

27. Comment. Please consider including an 80% policy to invest in dividend-paying securities and disclosing the criteria used to determine whether a security is dividend-paying in accordance with the requirements of Rule 35d-1 under the 1940 Act.

Response. In response to your comment, the disclosure has been revised, as follows:

“Under normal market conditions, the ESG Beta Dividend Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in ~~the Fund invests primarily in large-capitalization domestic~~ equity securities that pay dividends. ~~that The Adviser believes have strong ESG profiles and that pay dividends and exhibit underlying fundamentals to sustain those dividends~~. The portfolio strategy favors large-capitalization domestic equity securities with stronger ESG scores (as determined by the Adviser), higher dividends and underlying fundamentals to support those dividends, and higher quality investment fundamentals (based on a quantitative assessment of operating fundamentals and accruals) relative to the Russell 1000 Index.

28. Comment. Please consider including an 80% policy to invest in ESG-related investments in accordance with the requirements of Rule 35d-1 under the 1940 Act.

Response. The Registrant notes that “ESG investing” does not connote a particular type of investment, rather it is a component of the Pax Funds’ sustainable investment strategy. As noted in the prospectus, the Adviser identifies those companies with more sustainable business models by “combining rigorous financial analysis with equally rigorous sustainability or ESG analysis.” The prospectus disclosure goes on to provide that the Adviser believes that the result of such an investment strategy is “an increased level of scrutiny that helps [Pax] construct investment portfolios made up of better-managed companies that are leaders in their industries, meet positive standards of corporate responsibility and are more focused on the long-term.” Accordingly, the Registrant respectfully submits that the use of “Beta” in the Fund’s name does not suggest that it focuses its investments on a particular type of investment or investments, or in investments in a particular industry or industries pursuant to Rule 35d-1.

29. Comment. Please consider disclosing the criteria used for determining whether a security has a strong “ESG profile.”

Response. As highlighted in the prospectus, the Fund “avoids investing in issuers that are significantly involved in the manufacture of weapons or weapon’s related products, manufacture tobacco products or engage in business practices that the Adviser determines to be sub-standard from an ESG or sustainability perspective in relation to their industry, sector, asset class or universe peers.” The prospectus goes on to state that the adviser’s overall objective is to “construct investment portfolios with stronger sustainability or ESG profiles than their benchmark indices.” In other words, an issuer’s ESG profile is one of the quantitative inputs used by the adviser to generate an ESG score for a particular issuer. Accordingly, the Fund’s Principal Investment Strategies discussion states that “ESG scores are calculated based on the Adviser’s assessment of an issuer’s ESG profile” and ESG scores “emphasize management of ESG-related risks, incorporate ESG trends (taking into account progress or regression in a company’s ESG profile) and adjust for involvement in significant ESG-related controversies.” The Registrant therefore respectfully submits that it believes its disclosure to be sufficient.

30. Comment. The Pax ESG Beta Dividend Fund’s Principal Investment Strategy discussion states as follows: “ESG scores are calculated based on the Adviser’s assessment of an issuer’s ESG profile. The scores emphasize management of ESG-related risks, incorporate ESG trends (taking into account progress or regression in a company’s ESG profile) and adjust for involvement in significant ESG-related controversies.” Please clarify the meaning of the phrase “significant ESG-related controversies” in the referenced disclosure.

Response. The Registrant recognizes that the designation of ESG scores, calculated based on the adviser’s assessment of an issuer’s ESG profile, is inherently subjective. However, the Registrant respectfully submits that the Fund’s disclosure that ESG scores adjust for an issuer’s involvement in “ESG-related controversies” is sufficiently understandable to a reasonable investor. An issuer’s involvement in ESG-related controversies may reflect how the issuer adheres to norms and principles across various categories, including, for example, the environment, human rights, labor rights, and governance.

31. Comment. Please consider adding emerging markets risk as a principal risk of the Pax ESG Beta Dividend Fund.

Response. The requested change has been made.

32. Comment. Please confirm whether the portfolio managers shown in the Management of the Fund—Portfolio Managers section of the prospectus are jointly and primarily responsible for the management of the Pax ESG Beta Dividend Fund in accordance with the requirements of Item 5(b) of Form N-1A. Please also consider disclosing, if applicable, that each portfolio manager shown is jointly and primarily responsible for the management of the Fund.

Response. The Registrant confirms that each portfolio manager listed in the Management of the Fund—Portfolio Managers section of the prospectus is jointly and primarily responsible for the management of the Fund. The Registrant believes that the Fund’s disclosure complies with the requirements of Item 5(b) of Form N-1A.

BACK OF THE PROSPECTUS

33. Comment. The Pax Large Cap Fund’s investment objectives and strategies discussion in the About the Funds section of the prospectus states, “Although the Large Cap Fund intends to limit the turnover of its portfolio, it is possible that, as a result of its investment strategies, the portfolio turnover rate of the Large Cap Fund may be significant.” Please consider clarifying whether portfolio turnover is a principal strategy of the Fund and, if so, please disclose relevant risk disclosure.

Response. Please see the response to Comment 10 above.

34. Comment. With reference to comments 28 and 29 above, please explain how ESG scores are calculated for purposes of the Pax ESG Beta Dividend Fund’s 80% policy to invest in ESG-related investments.

Response. Please see the response to Comment 29 above.

35. Comment. In the Principal Risks section of the back of the prospectus, please identify the principal risks applicable to each Fund.

Response. The Registrant respectfully submits that the Funds’ current disclosure in the back of the prospectus makes clear that “each Fund is subject to the principal risks indicated in its respective Summary of Key information” and that those risks are “described in more detail” in the section at issue. Accordingly, the Registrant believes that the disclosure appropriately identifies the principal risks applicable to each Fund.

36. Comment. The Pax Sustainability/ESG (Environmental, Social and Governance Criteria) section in the back of the prospectus states as follows: “The Funds may invest in exchange traded funds (ETFs) that have been (but the underlying investments of which have not been) evaluated under Pax World’s sustainability or ESG criteria, including broad based market ETFs, commodity ETFs and currency ETFs, for hedging purposes or to gain market exposure. Each Fund may also invest, on a shorter-term basis (generally less than 90 days), in ETFs, credit default swaps on indices, swap contracts or other instruments for short term cash management purposes that are not evaluated under Pax World’s sustainability or ESG criteria.” Please confirm whether exchange-traded funds (“ETFs”), credit-default swaps and swap contracts constitute a principal investment strategy for any of the Funds. If so, please include relevant disclosure in the Principal Investment Strategies and Principal Risks sections of the prospectus.

Response. The Registrant confirms that ETFs, credit-default swaps and swap contracts are not principal investment strategies of the Pax Large Cap Fund, the Pax Core Bond Fund or the Pax ESG Beta Dividend Fund.

37. Comment. Please include a statement, adjacent to the disclosure required by Item 10(a)(1)(ii) of Form N-1A, that a discussion regarding the basis for the board of trustees approving any investment sub-advisory contract of the Pax ESG Beta Dividend Fund is available in the Fund’s first report to shareholders pursuant to Item 10(a)(1)(iii).

Response. The requested change has been made.

38. Comment. Please consider removing the underlined text in the following disclosure so as to more closely track the language and requirements of Section 22(e) of the 1940 Act: “Redemptions of Fund shares may be suspended when trading on the New York Stock Exchange is restricted or during an emergency which makes it impracticable for the Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the Securities and Exchange Commission for the protection of investors. Under these and other unusual circumstances, the Funds may suspend redemptions or postpone payment for more than seven days, as permitted by law.”

Response. The requested change has been made.

39. Comment. The Payment for Sub-Transfer Agency Services section in the back of the prospectus states as follows, “The Advisers and ALPS Distributors, Inc. do not audit the financial intermediaries to determine whether such intermediaries are providing the services for which they are receiving such payments.” Please explain supplementally whether the Registrant tracks the shareholder services provided by financial intermediaries for which they are receiving payments.

Response. The Registrant confirms that the Funds have policies and procedures in place with respect to the oversight of payments to financial intermediaries.

40. Comment. Please update the cross-reference to the date of the statement of additional information on the back cover page of the prospectus.

Response. The requested change has been made.

Statement of Additional Information (“SAI”)

41. Comment. The Investment Philosophy section of the SAI provides as follows, “The Global Women’s Index Fund…seeks investment returns that closely correspond to or exceed price and yield performance, before fees and expenses, of the [Pax Global Women’s Leadership Index, a custom index based on MSCI world (the “Index”)].” Please explain supplementally why an “optimized” or “enhanced” strategy is appropriate for an index fund such as the Pax Ellevate Global Women’s Index Fund (the “Global Women’s Index Fund”).

Response. The Registrant respectfully notes that the Global Women’s Index Fund’s strategy, while based on the Index, is not entirely “passive” because it is “enhanced” or “optimized” to generate returns that exceed those of the Index. The Fund’s weighting of the component securities of the Index may differ from the market weighting reflected in the Index in order to emphasize those companies that the adviser believes are particularly strong with respect to advancing and empowering women when the adviser believes that such a weighting is in the best interests of the Global Women’s Index Fund’s shareholders. The Registrant further believes that the Global Women’s Index Fund’s strategy meets the requirements of Rule 35d-1 under the 1940 Act because (i) consistent with such requirements, the Fund, under normal circumstances, invests more than 80% of its total assets in the component securities of the Women’s Index and in American Depositary Receipts, Global Depositary Receipts and Euro Depositary Receipts representing the component securities of the Index, and (ii) consistent with Rule 35d-1’s adopting release and related informal Commission guidance regarding the use of “global” in a fund’s name, the Fund invests at least 40% of its net assets (unless market conditions are not deemed favorable, in which case the Fund would normally invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

42. Comment. In regards to futures contracts, the SAI states as follows: “When selling a futures contract, each Fund will maintain with its futures commission merchant a margin account with a value equal to the market value of the instruments underlying the contract (marked to market on a daily basis). Alternatively, a Fund may ‘cover’ its position by owning the instruments underlying the contract (or, in the case of an index futures contract, a portfolio with a volatility substantially similar to that of the index on which the futures contract is based), or by holding a call option permitting a Fund to purchase the same futures contract at a price no higher than the price of the contract written by such Fund.” Please consider clarifying that the first sentence applies to futures contracts settled on a cash basis and the second sentence applies to futures contracts that do not settle on a cash basis.

Response. The Registrant confirms that the Funds expect to segregate the market value of futures contracts that settle on a cash basis. The Registrant believes that the Funds’ derivatives disclosures are appropriate.

43. Comment. In the Investment Restrictions section of the SAI, please omit or correct the reference to “International Index Fund” in the fundamental policy regarding concentration as such reference does not refer to a Fund in the accompanying prospectus. Also with respect to the fundamental policy regarding concentration, and given that the index tracked by the Funds to which this policy applies is compiled by an affiliate of the Fund, please consider adding disclosure that a firewall has been erected as between the index compilation staff and the Funds’ advisory staff so as to avoid improper influence by the advisory staff of the compilation staff vis-a-vis concentrations in a given index.

Response. The Registrant respectfully notes that this filing did not relate to either the Pax MSCI International ESG Index Fund or the Pax Ellevate Global Women’s Index Fund, to which the above-referenced fundamental policy regarding concentration relates. The Registrant also notes that the SAI is a combined SAI, applicable to all of the Funds in each of the Pax World Funds Series Trust I and Pax World Funds Series Trust III.

44. Comment. Please disclose the total dollar amounts paid to Aperio Group LLC (“Aperio”), the sub-adviser to each of the Pax ESG Beta Dividend Fund and the Pax ESG Beta Quality Fund, for the last three fiscal years pursuant to Item 19(a)(3)(i) of Form N-1A.

Response. The Registrant respectfully notes that Aperio only began serving as sub-adviser to the Pax ESG Beta Quality Fund effective June 30, 2016. Pax ESG Beta Dividend Fund has yet to commence investment operations. Accordingly, there are not three (or one) fiscal years’ worth of sub-advisory fees information to disclose in response to Item 19(a)(3)(i) of Form N-1A.

45. Comment. The Financial Statements section of the SAI provides as follows, “The financial statements and financial highlights audited by [ ] for the year ended December 31, 2015 incorporated by reference into the prospectus and this SAI have been so incorporated in reliance upon their report given on their authority as experts in accounting and auditing.” Please consider revising the disclosure to indicate that financial highlights, not financial statements, may be incorporated by reference into the prospectus pursuant to Rule 411 under the Securities Act of 1933, as amended.

Response. The Registrant respectfully submits that the referenced disclosure is not itself a statement of incorporation by reference, rather it is a statement that such incorporation by reference as has been made in the prospectus and SAI has been made in reliance on the auditor’s report. Accordingly, the Registrant respectfully declines to make the requested change.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,
/s/ Brian D. McCabe
Brian D. McCabe